EXHIBIT 99.1

POET Technologies Announces Appointment of New Director

TORONTO, Dec. 05, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced the expansion of the Company’s Board of Directors (the "Board") to six members with the appointment of Bob Tirva as director and member of the Audit Committee. Mr. Tirva’s appointment will be effective December 5, 2024 and, along with the incumbent five directors of the Company, he will serve until the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed.

Mr. Tirva brings over 30-years of executive experience in the technology industry and several years of advisory experience as a director of companies advancing semiconductor technology. Throughout his career, Mr. Tirva held various management positions at IBM, Broadcom Corporation, Dropbox and Intermedia Cloud Communications Inc. before assuming the role of President, Chief Operating Officer and Chief Financial Officer of Sonim Technologies, Inc. until it was acquired by AJP Holding Company in 2022. Mr. Tirva currently serves on the board of Skyworks Aeronautics and was recently on the boards of Costar Technologies and Resonant, Inc.

POET’s Chairman & CEO, Dr. Suresh Venkatesan commented: "It is a pleasure to welcome Bob to our Board. His experience at Broadcom and Resonant is directly relevant to POET and his strong financial background will be an asset to our Audit Committee and management team overall."

Following the appointment of Mr. Tirva, the Board will consist of six members, being Dr. Suresh Venkatesan (Chair), Jean-Louis Malinge (Lead Independent Director), Theresa Lan Ende, Glen Riley, Chris Tsiofas, and Bob Tirva.

Option Grant

For services as a member of the Board for the period December 5, 2024 through the date of the next Annual General Meeting, the Board of Directors has approved a combination of option grants and cash payments equivalent to the compensation of other members of the Board who hold no Committee chair positions. Specifically, a grant of 18,823 options to purchase common shares of the Corporation will be made to Bob Tirva, which will vest quarterly in arrears over 7 months. The options are exercisable for 10 years at a price of CAD$7.19, that being the closing price of the Company’s shares on TSX Venture Exchange on December 4, 2024. In addition, Mr. Tirva will receive a cash payment of US$17,500 in two quarterly payments. The options are granted in accordance with the Corporation’s Board Compensation Program, and are subject to provisions of the Corporation’s 2024 Stock Option Plan and to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended September 30, 2024, which may be found on SEDAR+ and EDGAR.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Suresh Venkatesan
Chairman and Chief Executive Officer POET Technologies Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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